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                                                                    EXHIBIT 14.0

EMPLOYEE ETHICS POLICY

Your Employer asks -- and expects -- employees (including members of management) to always do what is legal, ethical and honest in performing work-related duties and in all work-related activities and contacts.

You are here to do your very best work. You will work and cooperate for the benefit of the Employer, just as the Employer and your co-workers work and cooperate to assure the benefit of all. You will not intentionally do anything that damages the trust of your Employer, of your co-workers, or of our customers and clients.

Your Employer asks -- and expects -- you to follow the Golden Rule when performing your work-related duties and in all your work-related activities and contacts. In other words, "Do to others as you would have them do to you." Be fair, honest, and ethical.

Employees are not to knowingly violate any law when performing their duties for the Employer. Employees are not to lie to, mislead, or cheat co-workers, clients or customers, the Employer, or people or firms and organizations with whom we do business. Employees are not to steal property or belongings of the Employer, co-workers, clients or customers, or people or firms and organizations with whom we do business.

Excepting for inexpensive promotional items like calendars, pens, and coffee cups, and a meal once or twice a year , employees are not to accept gifts, gratuities, or favors from outside vendors or from firms or organizations, or from representatives of firms or organizations which do business with, or which hope to do business with the Employer. Employees are not to make decisions or take actions that are caused by or influenced by offers of gifts, gratuities or favors to their own family members or friends.

Employees who witness illegal, unethical or dishonest actions by another employee are to immediately report such information to their Supervisor or to another member of management.

There may be times when an employee is faced with an actual or potential conflict of interest. (For example, the Employer's best interest is to purchase from Supplier "A," while Supplier "B," a competitor, offers an employee a paid vacation to make the purchase from Supplier "B.") Employees are to reject the opportunities offered by conflicts of interest, and are at all times to perform and make decisions that are in the best interests of the Employer.

An employee (including members of management) who does not behave fairly, honestly or ethically when performing duties for the Employer is subject to discipline, up to and including termination.